Exhibit 99.2
NOTICE OF ANNUAL GENERAL MEETING
To be Held on August 8, 2007
To our Shareholders:
NOTICE IS HEREBY GIVEN that an annual general meeting (the “Annual General Meeting”) of the shareholders of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company”), will be held at our registered office at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands on Wednesday, August 8, 2007 at 2.00 pm for the purpose of considering the following ordinary business, as more fully described in the Proxy Statement accompanying this notice, and if thought fit adopting the following resolutions:
ORDINARY BUSINESS
The following resolutions will proposed as ordinary resolutions:
Resolution 1 (Annual accounts)
THAT the audited accounts of the Company for the financial year ended March 31, 2007, including the report of the auditors, be and hereby are adopted.
Resolution 2 (Re-appointment of auditors)
THAT Ernst & Young be and hereby is re-appointed as the Company’s auditors until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008.
Resolution 3 (Auditors remuneration)
THAT a maximum sum of $750,000 be and hereby is approved as being available for the payment of the remuneration of Ernst & Young as auditors for their audit services to be rendered in respect of financial year ending March 31, 2008 and that the Board or a committee thereof is authorised to determine the remuneration payable from time to time to the auditors during this period subject to the maximum sum stipulated.
Resolution 4 (Re-election of class I Directors)
THAT the following class I Directors be and hereby are re-elected to hold office as class I Directors from the date of the Annual General Meeting:
(a)	Mr. Richard O. Bernays; and

(b)	Sir Anthony A. Greener.

Resolution 5 (Directors’ remuneration)
THAT:
(a)	an aggregate sum of $2 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding the making of awards of options and restricted stock units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008; and

(b)	as a further part of the Directors’ remuneration, the making of awards under the 2006 Stock Incentive Plan to Directors by the compensation committee of the Board in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the 2006 Incentive Award Plan of the Company is limited to 3 million.

DATED: July 3, 2007	Registered Office:
Channel House
BY ORDER OF THE BOARD	7 Esplanade
St. Helier
Jersey
Capita Secretaries Limited	Channel Islands
Secretary
NOTES:
1.	The Board of Directors has fixed the close of business on June 27, 2007 as the record date for determining those holders of our ordinary shares (collectively, our “Shareholders”) who will be entitled to receive copies of this Notice, the accompanying form of proxy, Proxy Statement and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2007.

2.	A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

3.	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the meeting and, on a poll, to vote on his behalf. A proxy need not be a Shareholder. A form of proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

4.	To be valid, the instrument appointing a proxy, and any power of attorney or other authority (e.g. a board minute) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at the registered office of the Company (care of Capita Secretaries Limited) at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands (attention: Sarah Dawes) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

5.	A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (care of Capita Secretaries Limited) at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands (attention: Sarah Dawes) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new form of proxy with the Company’s Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier form of proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending and voting on a poll.

6.	If the Annual General Meeting is adjourned for lack of a quorum, the adjourned meeting will be held at 2.00 pm on August 14, 2007 at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands. Under the Company’s Articles of Association, the quorum for the holding of general meetings is not less than two Shareholders, present in person or by proxy, holding ordinary shares conferring not less than one-third of the total voting rights of all the ordinary shares in issue.

7.	A copy of the annual report on Form 20-F for the financial year ended March 31, 2007 is available for inspection at the Company’s registered office. In addition, Shareholders will be provided with a copy of the annual report on Form 20-F upon request by contacting the Company Secretary, Capita Secretaries Limited, of Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands (attention: Sarah Dawes, telephone: + 44 (0)1534 883847) or shareholders may access a copy of the annual report on Form 20-F on the Company’s website at www.wnsgs.com.

8.	Explanatory notes to the resolutions to be proposed at the Annual General Meeting are contained in the Proxy Statement which accompanies this notice.

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